VIA EDGAR	December 5, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cannarella
George Schuler

Dear Gentlemen:

Re:	Xtra-Gold Resources Corp.
Amendment No. 6 to
Registration Statement on Form SB-2
Filed November 6, 2007
File No. 333-139037

Thank you for speaking with the undersigned on December 3, 2007 in two separate conference calls between the undersigned and each of Messrs. Cannarella and Schuler. Reference is also made to Amendment No. 6 (“Amendment No. 6”) to the registration statement on Form SB-2 (“Registration Statement”) filed by Xtra-Gold Resources Corp. (“Xtra-Gold”, the “Company”, “we”, “us” or “our”) on November 6, 2007 and Staff’s comments under cover of its letter dated November 29, 2007.

For ease of reference herein, we have used the same numeric sequence to correspond with Staff’s numbered comments in its November 29, 2007 letter.

In response to Staff’s comments, please be advised as follows:

Amendment No. 6 to Registration Statement on Form SB-2

General

1.                  With respect to our response to comment 1 of your November 29, 2007 letter, we will update our financial statements to include the interim period of September 30, 2007.

TORONTO HEAD OFFICE

Suite 301 – 360 Bay Street Toronto ON M5H 2V6

PHONE:	(416) 366-4227	E-MAIL:	jameslongshore@hotmail.com
FAX:	(416) 366-4225	WEB SITE:	www.xtragold.com

Statement of Operations Data, page 6

2.                  With respect to our response to comment 2 of your November 29, 2007 letter, we will amend our filing to reflect our status as an exploration company and, in doing so, we will remove all disclosure and reference to revenue or income that indicates that we are in the development or production stages. We will refer to the consideration received as being cash proceeds derived from the recovery of gold from our mineralized material.

Note 4. Acquisitions, page F-39

3.                  With respect to our response to comment 3 of your November 29, 2007 letter, we will record the purchase price in connection with our acquisition of the assets; namely the mineral properties (the “Assets”) held by Xtra-Gold Mining Limited (“XG Mining”) and Xtra-Gold Exploration Limited (“XGEL”) based upon the fair value of the securities issued as consideration for the purchase of the Assets. Specifically, we will restate our financial statements to indicate a value of the Assets based upon the following:

The number of securities issued as consideration for the Assets	2,698,350
multiplied by	x
the quoted bid price	.60

Consideration based on Fair Market Value of Shares	$ 1,619,010

Engineering Comments

4.                  With respect to our response to comment 4 of your November 29, 2007 letter, we will amend our filing to reflect our status as an exploration company and, in this regard, we will remove all references in our filing to proven measured reserves and will now reference this as “mineralized material”. As discussed in my telephone call with George Schuler on December 3, 2007, both Staff and Xtra-Gold have agreed that at such time when we have filed financial statements supporting the economic viability of our mining projects, Staff will review the new financial data set forth therein and will consider reclassifying the mineralized material as proven (measured) reserves.

Conclusion

If Staff is in agreement with the above proposed actions by Xtra-Gold, in order to facilitate our receiving an effective date to our registration statement, please provide us with written approval and we will proceed with the preparation and filing of Amendment No. 7 to reflect the foregoing, which amendment will include our financial statements for the interim period ending September 30, 2007.

If you have any further questions or comments, please contact the undersigned at (416) 579-2274 or our counsel, James Schneider of Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

James Longshore,
President

JL/rkm

cc:	James Schneider
Richard W. Grayston, Chairman